

October 14, 2021

Morris S. Young
Chief Executive Officer
AXT, Inc.
4281 Technology Drive
Freemont, California 94538

> **Re: AXT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 24, 2021**
> **File No. 333-258196**

Dear Mr. Young:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

Form S-3/A filed September 24, 2021

Cover Page

1.   We note your response to comment 2, and reissue our comment in part. Please address how recent statements and regulatory actions by China's government on the use of variable interest entities and data security or anti-monopoly concerns has impacted the company's ability to conduct its business. In addition, clearly state that such risks may cause the value of your securities to significantly decline or be worthless.

Prospectus Summary, page 1

2.   We note your response to prior comment 4. Please describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of

these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Risk Factors, page 7

4. We note your response to prior comment 6. Please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations; significantly limit or completely hinder your ability to offer or continue to offer securities to investors; and cause the value of such securities to significantly decline or be worthless.

 Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Hoffman